Exhibit 8.1

Subsidiaries of Banco Latinoamericano de Comercio Exterior, S.A.

Name of Subsidiary	Jurisdiction of Incorporation

Bladex Holdings Inc.	United States

Bladex Representacao Ltda.	Brazil

Bladex Investimentos Ltda.	Brazil